Exhibit 99.1

Pointer Telocation’s Q2 2018 Financial Results Release & Conference Call Scheduled for August 15, 2018

ROSH HAAYIN, Israel, August 2, 2018 /PRNewswire/ -- Pointer Telocation Ltd. (NasdaqCM: PNTR) (TASE: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that it will release its financial results for the second quarter of 2018 on Wednesday, August 15, 2018.

Pointer Telocation’s management will host a conference call that same day, at 10:00 a.m. ET, 3:00 p.m. UK time, 5:00 p.m. Israel time. On the call, management will review and discuss the results.

To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

From USA: 1-877-407-0789 or 1-201-689-8562

From UK: 0-800-756 -3429

From Israel: 1-809-406-247

A replay will be available the day following the call on the company’s website: www.pointer.com for one year.

The call will also be accompanied live by webcast over the Internet and accessible at http://public.viavid.com/index.php?id=130637.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer’s customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitability.

For more information, please visit http://www.pointer.com, the content of which does not form a part of this press release.

Company Contact:	Investor Relations Contact at Hayden IR, LLC:
Yaniv Dorani, CFO	Brett Maas
Tel: +972-3-572 3111	Tel: 646-536-7331
E-mail: yanivd@pointer.com	E-mail: brett@haydenir.com

Dave Fore
Tel: 206-395-2711
E-mail: dave@haydenir.com